Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 28, 2008 at 12:30 pm

AMER SPORTS - PUBLISHING OF 2007 FINANCIAL RESULTS

Amer Sports Corporation will publish its 2007 financial results bulletin on Wednesday, February 6 at 1:00 pm Finnish time (GMT +3).

A combined press conference, conference call and live webcast of the results will be held on February 6 at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial the number below 5-10 minutes before the scheduled start time.

The conference call numbers are:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from the rest of the world)

The press conference can be viewed live on the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the press conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on February 6.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.